Exhibit 99.1
Computation of ratios of earnings to fixed charges
(Dollar amounts in thousands):

	Nine months
	ended	Years ended December 31,
	September 30 , 2006	2005	2004	2003	2002	2001
Earnings :
Income before assessments	$292,677	$312,467	$221,543	$62,360	$318,623	$384,514
Fixed Charges	2,888,369	2,726,073	1,658,480	1,761,932	2,210,153	3,460,880

Total Earnings	$3,181,046	$3,038,540	$1,880,023	$1,824,292	$2,528,776	$3,845,394

Fixed Charges :
Interest Expense	$2,888,369	$2,726,073	$1,658,480	$1,761,932	$2,210,153	$3,460,880
Estimated interest component of other expenses	750	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$2,889,119	$2,727,073	$1,659,480	$1,762,932	$2,211,153	$3,461,880

Ratio of Earnings to Fixed Charges	1.10	1.11	1.13	1.03	1.14	1.11

80